Exhibit 99.1

Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited) at and for the three and six-month periods ended June 30, 2020

Nexa Resources S.A.

Condensed consolidated interim income statement

Unaudited

Periods ended June 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2020	2019	2020	2019
Net revenues	4	336,569	613,299	778,581	1,183,115
Cost of sales	5	(315,733)	(478,720)	(706,379)	(966,067)
Gross profit		20,836	134,579	72,202	217,048

Operating expenses
Selling, general and administrative	5	(29,173)	(42,076)	(70,821)	(83,147)
Mineral exploration and project development	5 and 6	(8,457)	(28,085)	(22,934)	(48,384)
Impairment loss	25	-	-	(484,594)	-
Other income and expenses, net	7	5,185	(19,257)	(13,940)	(13,613)
		(32,445)	(89,418)	(592,289)	(145,144)
Operating (loss) income		(11,609)	45,161	(520,087)	71,904

Net financial results	8
Financial income		6,973	9,766	32,117	17,794
Financial expenses		(41,282)	(33,173)	(113,049)	(64,747)
Foreign exchange effects		(20,158)	8,063	(138,882)	5,725
		(54,467)	(15,344)	(219,814)	(41,228)

(Loss) income before income tax		(66,076)	29,817	(739,901)	30,676

Income tax	9
Current		223	(4,513)	(20,497)	(26,630)
Deferred		6,797	(2,009)	89,287	10,953
Net (loss) income for the period		(59,056)	23,295	(671,111)	14,999
Attributable to NEXA's shareholders		(58,616)	20,393	(580,529)	6,386
Attributable to non-controlling interests		(440)	2,902	(90,582)	8,613
Net (loss) income for the period		(59,056)	23,295	(671,111)	14,999
Weighted average number of outstanding shares – in thousands		132,439	132,628	132,439	132,809
Basic and diluted (losses) earnings per share – USD		(0.44)	0.15	(4.38)	0.05

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Unaudited

Periods ended June 30

All amounts in thousands of US dollars, unless otherwise stated

			Three-month period ended		Six-month period ended
	Note		2020	2019	2020	2019
Net (loss) income for the period			(59,056)	23,295	(671,111)	14,999

Other comprehensive (loss) income, net of taxes - items that can be reclassified to the income statement
Cash flow hedge accounting	15	(b)	(1,824)	3,125	(202)	4,872
Deferred tax			585	(922)	60	(1,437)
			(1,239)	2,203	(142)	3,435
Translation adjustment of foreign subsidiaries			(19,018)	4,627	(167,725)	2,540
			(20,257)	6,830	(167,867)	5,975

Other comprehensive (loss) income, net of taxes - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities that relate to changes in the Company’s own credit risk	22	(c)	(16,674)	-	15,784	-
Deferred tax			5,511	-	(5,322)	-
			(11,163)	-	10,462	-

Other comprehensive (loss) income for the period, net of taxes			(31,420)	6,830	(157,405)	5,975

Total comprehensive (loss) income for the period			(90,476)	30,125	(828,516)	20,974
Attributable to NEXA’s shareholders			(87,575)	22,431	(720,788)	7,711
Attributable to non-controlling interests			(2,901)	7,694	(107,728)	13,263
Total comprehensive (loss) income for the period			(90,476)	30,125	(828,516)	20,974

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim balance sheet
Unaudited

All amounts in thousands of US dollars, unless otherwise stated

Assets	Note	June 30, 2020	December 31, 2019
Current assets
Cash and cash equivalents	13	795,603	698,618
Financial investments	14	117,861	58,423
Derivative financial instruments	15	11,412	4,835
Trade accounts receivable	16	137,155	177,231
Inventory	17	195,500	295,258
Other assets	18	114,008	140,984
		1,371,539	1,375,349
Non-current assets
Financial investments	14	-	352
Derivative financial instruments	15	52,658	14,689
Deferred income tax	9	268,312	262,941
Other assets	18	124,427	145,471
Property, plant and equipment	19	1,789,630	2,122,690
Intangible assets	20	1,124,955	1,538,526
Right-of-use assets	21	18,602	29,547
		3,378,584	4,114,216

Total assets		4,750,123	5,489,565

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	22	137,750	33,149
Lease liabilities	21	13,794	16,474
Derivative financial instruments	15	22,131	8,276
Trade payables		250,546	414,080
Confirming payables		57,142	82,770
Dividends payable		3,538	6,662
Asset retirement and environmental obligations	23	26,924	19,001
Contractual liabilities		24,889	26,351
Other liabilities		90,287	92,227
		627,001	698,990
Non-current liabilities
Loans and financings	22	1,777,762	1,475,408
Lease liabilities	21	11,173	17,910
Derivative financial instruments	15	41,070	13,542
Asset retirement and environmental obligations	23	224,198	274,826
Provisions	24	27,218	26,071
Deferred income tax	9	238,315	273,278
Contractual liabilities		143,022	154,171
Other liabilities		37,543	35,308
		2,500,301	2,270,514

Total liabilities		3,127,302	2,969,504

Shareholders’ equity
Attributable to NEXA’s shareholders		1,376,664	2,147,452
Attributable to non-controlling interests		246,157	372,609
		1,622,821	2,520,061

Total liabilities and shareholders’ equity		4,750,123	5,489,565

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of cash flows
Unaudited
Periods ended June 30
All amounts in thousands of US dollars, unless otherwise stated

			Three-month period ended		Six-month period ended
	Note		2020	2019	2020	2019
Cash flows from operating activities
(Loss) income before income tax			(66,076)	29,817	(739,901)	30,676
Impairment loss	25		-	-	484,594	-
Depreciation and amortization	19, 20 and 21		52,128	73,315	119,725	154,424
Interest and foreign exchange effects			59,559	11,456	196,311	41,637
(Loss) gain on sale of property, plant and equipment and intangible assets	7		263	596	93	982
Changes in provisions			(9,178)	14,966	8,936	12,580
Changes in operating assets and liabilities	13	(b)	18,960	(59,913)	(48,989)	(173,915)
Interest paid on loans and financings	22	(c)	(27,153)	(26,362)	(37,400)	(36,564)
Changes in fair value of loans and financings	8		(1,976)	-	7,567	-
Interest paid on lease liabilities	21	(b)	(403)	(211)	(890)	(359)
Premium paid on bonds repurchases	22	(c)	-	-	(14,481)	-
Income tax paid			(1,983)	(8,566)	(17,544)	(34,325)
Net cash (used in) provided by operating activities			24,141	35,098	(41,979)	(4,864)

Cash flows from investing activities
Acquisitions of property, plant and equipment	19		(59,657)	(94,641)	(144,966)	(159,609)
Net (purchases) sales of financial investments			65,207	(53,031)	(99,890)	(6,040)
Proceeds from the sale of property, plant and equipment			354	694	358	809
Net cash (used in) provided by investing activities			5,904	(146,978)	(244,498)	(164,840)

Cash flows from financing activities
New loans and financings	22	(c)	833,606	13,369	1,177,813	13,369
Payments of loans and financings	22	(c)	(491,643)	(5,601)	(707,267)	(7,316)
Payments of lease liabilities	21	(b)	(2,040)	(4,524)	(4,626)	(8,333)
Dividends paid	1	(b)	(5,952)	(118)	(55,952)	(102,416)
Repurchase of the Company’s own shares			-	(4,347)	-	(8,103)
Capital reduction of subsidiary - non-controlling interests			(1,826)	-	(1,826)	-
Net cash (used in) provided by financing activities			332,145	(1,221)	408,142	(112,799)

Foreign exchange effects on cash and cash equivalents			(18,770)	236	(24,680)	578

Increase (decrease) in cash and cash equivalents			343,420	(112,865)	96,985	(281,925)
Cash and cash equivalents at the beginning of the period			452,183	863,878	698,618	1,032,938
Cash and cash equivalents at the end of the period			795,603	751,013	795,603	751,013

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity
Unaudited
At and for the three-month period ended June 30
All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive (loss) income	Total	Non-controlling interests	Total shareholders’ equity
At March 31, 2019	133,320	(5,108)	1,043,755	1,316,472	(26,361)	(80,001)	2,382,077	406,150	2,788,227
Net income for the period	-	-	-	-	20,393	-	20,393	2,902	23,295
Other comprehensive income for the period	-	-	-	-	-	2,038	2,038	4,792	6,830
Total comprehensive income for the period	-	-	-	-	20,393	2,038	22,431	7,694	30,125
Capital increase from non-controlling interest	-	-	-	-	-	-	-	13,911	13,911
Repurchase of the Company’s own shares	-	(4,347)	-	-	-	-	(4,347)	-	(4,347)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	-	(2,566)	(2,566)
Total contributions by and distributions to shareholders	-	(4,347)	-	-	-	-	(4,347)	11,345	6,998
At June 30, 2019	133,320	(9,455)	1,043,755	1,316,472	(5,968)	(77,963)	2,400,161	425,189	2,825,350

At March 31, 2020	133,320	(9,455)	993,755	1,245,418	(680,893)	(217,906)	1,464,239	267,782	1,732,021
Net loss for the period	-	-	-	-	(58,616)	-	(58,616)	(440)	(59,056)
Other comprehensive loss for the period	-	-	-	-	-	(28,959)	(28,959)	(2,461)	(31,420)
Total comprehensive loss for the period	-	-	-	-	(58,616)	(28,959)	(87,575)	(2,901)	(90,476)
Cancellation of 881,902 treasury shares acquired for USD 9,455 – note 1 (i)	(882)	9,455	-	-	(8,573)	-	-	-	-
Dividends distribution to non-controlling interests – note 1(b)	-	-	-	-	-	-	-	(5,332)	(5,332)
Capital reduction of subsidiary - non-controlling interests – note 1 (k)	-	-	-	-	-	-	-	(13,392)	(13,392)
Total contributions by and distributions to shareholders	(882)	9,455	-	-	(8,573)	-	-	(18,724)	(18,724)
At June 30, 2020	132,438	-	993,755	1,245,418	(748,082)	(246,865)	1,376,664	246,157	1,622,821

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the six-month period ended June 30

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive (loss) income	Total	Non-controlling interests	Total shareholders’ equity
At January 1, 2019	133,320	(1,352)	1,043,755	1,318,728	61,430	(79,288)	2,476,593	425,208	2,901,801
Impact of the adoption of IFRS 16	-	-	-	-	71	-	71	-	71
Impact of the adoption of IFRIC 23	-	-	-	-	(4,023)	-	(4,023)	-	(4,023)
At January 1, 2019 after impacts of the adoption of new standards	133,320	(1,352)	1,043,755	1,318,728	57,478	(79,288)	2,472,641	425,208	2,897,849
Net income for the period	-	-	-	-	6,386	-	6,386	8,613	14,999
Other comprehensive income for the period	-	-	-	-	-	1,325	1,325	4,650	5,975
Total comprehensive income for the period	-	-	-	-	6,386	1,325	7,711	13,263	20,974
Capital increase from non-controlling interest	-	-	-	-	-	-	-	22,164	22,164
Repurchase of the Company’s own shares	-	(8,103)	-	-	-	-	(8,103)	-	(8,103)
Dividends distribution to NEXA's shareholders - USD 0.53 per share	-	-	-	-	(69,832)	-	(69,832)	-	(69,832)
Dividends distribution to non-controlling interests and to NEXA PERU’s investment shares	-	-	-	(2,256)	-	-	(2,256)	(35,446)	(37,702)
Total contributions by and distributions to shareholders	-	(8,103)	-	(2,256)	(69,832)	-	(80,191)	(13,282)	(93,473)
At June 30, 2019	133,320	(9,455)	1,043,755	1,316,472	(5,968)	(77,963)	2,400,161	425,189	2,825,350

At January 1, 2020	133,320	(9,455)	1,043,755	1,279,068	(158,980)	(140,256)	2,147,452	372,609	2,520,061
Reclassification – note 3 (Revision)	-	-	-	(33,650)	-	33,650	-	-	-
At January 1, 2020 after reclassification (Revised)	133,320	(9,455)	1,043,755	1,245,418	(158,980)	(106,606)	2,147,452	372,609	2,520,061
Net loss for the period					(580,529)		(580,529)	(90,582)	(671,111)
Other comprehensive loss for the period						(140,259)	(140,259)	(17,146)	(157,405)
Total comprehensive loss for the period	-	-	-	-	(580,529)	(140,259)	(720,788)	(107,728)	(828,516)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	-	-	(50,000)	-	-	-	(50,000)	-	(50,000)
Cancellation of 881,902 treasury shares acquired for USD 9,455 – note 1 (i)	(882)	9,455	-	-	(8,573)	-	-	-	-
Dividends distribution to non-controlling interests – note 1(b)	-	-	-	-	-	-	-	(5,332)	(5,332)
Capital reduction of subsidiary - non-controlling interests – note 1 (k)	-	-	-	-	-	-	-	(13,392)	(13,392)
Total contributions by and distributions to shareholders	(882)	9,455	(50,000)	-	(8,573)	-	(50,000)	(18,724)	(68,724)
At June 30, 2020	132,438	-	993,755	1,245,418	(748,082)	(246,865)	1,376,664	246,157	1,622,821

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three and six-month periods ended June 30, 2020
All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) own and operate three polymetallic mines in Peru, and two polymetallic mines in Brazil. The Company is also constructing another polymetallic mine in Brazil. The Company's mining operations comprise large-scale, mechanized underground and open pit mines. The Company also owns a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.25% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Principal events and transactions

(a)	COVID-19 outbreak impacts on NEXA financial statements and operations

In March 2020, the World Health Organization characterized the current COVID-19 disease (“COVID-19”) as a pandemic. Since then, COVID-19 continues to spread across the world, and it remains unclear how and to what extent the duration and severity of its effects will impact the Company’s business and the global economy in general. The Company has implemented and continues to implement additional safety procedures in all its operations to ensure the health and safety of its employees, contractors, and communities.

The Company also remains committed to the continuity of its business and has implemented measures to mitigate and reduce the potential impacts of the COVID-19 on its operations, supply chain and financial condition.

Government authorities in the countries in which the Company operates have implemented policies in response to the COVID-19 global outbreak, which have affected the Company’s operations and supply chain during the three and six-month periods ended on June 30, 2020, and, consequently, have also affected the Company’s financial position, results of operations and cash flows during these periods.

In this context, on March 15, 2020, the Peruvian government declared a state of emergency in response to COVID-19, imposing operating restrictions on non-essential industries, which included the mining sector. The restriction period was continuously extended until May 10, 2020 and consequently, mining operations at Cerro Lindo, Atacocha and El Porvenir were suspended during this period and the operation of the Cajamarquilla smelter was reduced to approximately 50% of its normal production capacity. After the end of the state of emergency, operations at the Cerro Lindo and El Porvenir mining units began a gradual ramp up phase following personnel mobilization restrictions and strict health and safety protocols. The Cerro Lindo and El Porvenir mines will continue to operate subject to additional measures to control and mitigate the COVID-19 spread. Safeguard protocols implemented for incoming site personnel may continue to limit their workforce. Considering the current macroeconomic environment, the uncertain time for recovery and the Company’s efforts to reduce costs and improve operational efficiency, the Company decided to maintain the suspension of the higher-cost Atacocha underground mine. Currently, the Company has not defined how long this suspension will last, the determination will depend on the duration and severity of the economic uncertainty related to COVID-19 and when production at the mine becomes economical again. The Company has accrued approximately US$ 3.5 million of costs related to this suspension, which is the best estimate as of June 30, 2020 and will be paid in the coming months. Additional costs may be incurred in the following months.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three and six-month periods ended June 30, 2020
All amounts in thousands of US dollars, unless otherwise stated

In Brazil, the Company’s mining operations and the Três Marias smelter have been operating normally, while the Juiz de Fora smelter operated at 60% of its normal production capacity during May and June 2020, in anticipation of the lower market demand due to global economic conditions. In July, the Juiz de Fora smelter is operating close to full production and is expected to do so during the remainder of the year. Construction activities at the Aripuanã project continue to progress but at a reduced pace due to approximately 20% mobilization reduction requested by the local government authority.

Although the Company’s operations have begun their return to normality, the ultimate impact of the COVID-19 global outbreak on the Company’s financial performance, financial condition and cash flows, depends on its duration and severity, on the efforts to contain its spread and on the impact of measures taken by the Company, governments and others in response. A new period of disruption or an extended global recession caused by the outbreak, could materially and adversely impact the Company’s results of operations, access to sources of liquidity and its overall financial condition. As disclosed below, the Company has taken and continues to take measures to strengthen its cash position and enhance its short-term liquidity. Refer to note 22 for additional information.

(b)	Dividends distribution

On February 13, 2020, the Company’s Board of Directors proposed to proceed with an advance on dividend to the Company’s shareholders of record on March 16, 2020 of approximately USD 50,000, which was paid on March 30, 2020. Additionally, during the quarter ended June 30, 2020, the Company’s subsidiary Pollarix S.A. (“Pollarix”) declared and paid dividends in the amount of USD 5,332 to non-controlling interests owned by Votorantim Geração de Energia S.A. (“VGE”) which is a related party.

(c)	Repurchase of Nexa Peru Bonds

On February 24, 2020, the Company completed a tender offer to purchase for cash any and all of the outstanding 2023 Notes. Holders of the 2023 Notes tendered an aggregate principal amount of USD 214,530, or 62.55% of the outstanding principal amount as of the date of the offer. USD 128,470 of the 2023 Notes remain outstanding. Refer to note 22 (b) for additional information.

(d)	Loan agreement

On March 12, 2020, the Company, through its subsidiary Nexa Resources Peru S.A.A. (“Nexa Peru”), entered into a term loan with a global financial institution, in the principal amount of BRL (Brazilian reais) 477,000 thousand (approximately USD 100,000) with a 5-years maturity. Refer to note 22 (b) for additional information.

(e)	Export Credit Notes

At the end of March 2020, the Company entered into four Export Credit Note agreements in the total principal amount of BRL 1,247,000 thousand (approximately USD 250,000) with maturity dates between 1 and 5 years. Refer to note 22 (b) for additional information.

On April 9, 2020, the Company entered into an additional Export Credit Note agreement in the total principal amount of BRL 230,000 thousand, (approximately USD 45,297), with a 1-year maturity. Refer to note 22 (b) for additional information.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three and six-month periods ended June 30, 2020
All amounts in thousands of US dollars, unless otherwise stated

(f)	Disbursement of Revolving Credit Facility

On April 14, 2020, in order to enhance its short-term liquidity, the Company fully drew down its Revolving Credit Facility in the amount of USD 300,000. As of June 30, 2020, this amount was fully repaid with the proceeds obtained from the Bond Offering, described below. The Revolving Credit Facility remains available for the Company until October 2024. Refer to note 22 (b) for additional information.

(g)	Bond offering

On June 15, 2020, the Company concluded a Bond Offering in the amount of USD 500,000, with a maturity date in January 2028 and an interest rate of 6.50% per year. This offering was made to refinance some of the Company’s existing debt, extending Nexa’s average debt term. Refer to note 22 (b) for additional information.

(h)	Debt prepayments

With the funds raised through the Bond Offering mentioned above, the Company prepaid:

(i) on June 19, 2020, the outstanding principal and accrued interest of an Export Facility Agreement in the amount of USD 100,246;

(ii) on June 23, 2020, the outstanding principal and accrued interest of the Revolving Credit Facility in the total amount USD of 301,348; and,

(iii) on June 29, 2020, the outstanding principal and accrued interest of an Export Credit Note in Brazil in the amount of USD 96,425.

(i)	Cancellation of treasury shares

On June 4, 2020, Nexa’s Extraordinary General Meeting of the shareholders approved the cancellation of the 881,902 shares held in treasury, previously repurchased by the Company under its normal course issuer bid executed in 2018 and 2019.

(j)	Acquisition and transfer of the 7.7% participation in the Aripuanã Project between subsidiaries

On April 28, 2020, the Board of Directors of Nexa Peru approved the sale of this company’s participation in Mineração Dardanelos Ltda at a USD 17,970 market value, corresponding to its 7.7% interest in the Aripuanã project, to Nexa Recursos Minerais S.A. (“Nexa Brazil”). After the acquisition executed in 2019 of a third party’s 30% non-controlling interest in the Aripuanã Project, this transfer between Nexa Peru and Nexa Brazil consolidates the project’s ownership in Nexa’s principal wholly-owned subsidiary in Brazil. This sale, which was concluded in June, had no effect on Nexa’s consolidated financial statements.

(k)	Decrease in the subscribed capital from Pollarix

On April 22, 2020, Nexa’s subsidiary Pollarix reduced proportionally its subscribed capital in the amount, to be paid to its shareholders, of BRL 110,001 thousand (USD 20,057), of which BRL 73,334 thousand (USD 13,392) were related to non-controlling interests owned by VGE, a related party. From this amount owed to VGE, Pollarix already paid back BRL 10,000 thousand (USD 1,826) and the amount of BRL 63,334 thousand (USD 11,566) was recorded in Other long-term liabilities.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three and six-month periods ended June 30, 2020
All amounts in thousands of US dollars, unless otherwise stated

2	Information by business segment

The presentation of segment results and reconciliation to (loss) income before income tax in the condensed consolidated interim income statement is as follows:

				Three-month period ended
					June 30, 2020
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	110,583	274,571	(51,970)	3,385	336,569
Cost of sales	(118,937)	(241,298)	51,970	(7,468)	(315,733)
Gross profit	(8,354)	33,273	-	(4,083)	20,836

Selling, general and administrative	(12,373)	(14,294)	-	(2,506)	(29,173)
Mineral exploration and project development	(8,639)	(939)	-	1,121	(8,457)
Impairment loss	-	-	-	-	-
Other income and expenses, net	1,465	813	-	2,907	5,185
Operating (loss) income	(27,901)	18,853	-	(2,561)	(11,609)

Depreciation and amortization	31,056	20,754	-	318	52,128
Exceptional items (iii)	(197)	(413)	-	-	(610)
Adjusted EBITDA	2,958	39,194	-	(2,243)	39,909

Exceptional items (iii)					610
Depreciation and amortization					(52,128)
Net financial results					(54,467)
(Loss) income before income tax					(66,076)

				Three-month period ended
					June 30, 2019
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	246,102	508,837	(140,749)	(891)	613,299
Cost of sales	(186,627)	(426,651)	140,749	(6,191)	(478,720)
Gross profit	59,475	82,186	-	(7,082)	134,579

Selling, general and administrative	(30,277)	(17,236)	-	5,438	(42,076)
Mineral exploration and project development	(26,226)	(1,859)	-	-	(28,085)
Other income and expenses, net	(6,971)	(14,363)	-	2,077	(19,257)
Operating (loss) income	(4,000)	48,728	-	432	45,161

Depreciation and amortization	47,985	24,647	-	683	73,315
Adjusted EBITDA	43,986	73,375	-	1,115	118,476

Depreciation and amortization					(73,315)
Net financial results					(15,344)
(Loss) income before income tax					29,817

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three and six-month periods ended June 30, 2020
All amounts in thousands of US dollars, unless otherwise stated

				Six-month period ended
					June 30, 2020
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	272,989	646,419	(139,680)	(1,147)	778,581
Cost of sales	(301,412)	(554,543)	139,680	9,896	(706,379)
Gross profit	(28,423)	91,876	-	8,749	72,202

Selling, general and administrative	(30,907)	(30,983)	-	(8,931)	(70,821)
Mineral exploration and project development	(20,482)	(5,100)	-	2,648	(22,934)
Impairment loss	(446,687)	(37,907)	-	-	(484,594)
Other income and expenses, net	(10,166)	2,118	-	(5,892)	(13,940)
Operating (loss) income	(536,665)	20,004	-	(3,426)	(520,087)

Depreciation and amortization	76,543	43,067	-	115	119,725
Exceptional items (iii)	446,490	37,494	-	-	483,984
Adjusted EBITDA	(13,632)	100,565	-	(3,311)	83,622

Exceptional items (iii)					(483,984)
Depreciation and amortization					(119,725)
Net financial results					(219,814)
(Loss) income before income tax					(739,901)

				Six-month period ended
					June 30, 2019
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	518,344	963,813	(299,919)	877	1,183,115
Cost of sales	(385,588)	(853,835)	299,919	(26,563)	(966,067)
Gross profit	132,756	109,978	-	(25,686)	217,048

Selling, general and administrative	(50,539)	(33,637)	-	1,030	(83,147)
Mineral exploration and project development	(44,858)	(3,526)	-	-	(48,384)
Other income and expenses, net	(14,549)	(24,374)	-	25,310	(13,613)
Operating (loss) income	22,810	48,441	-	653	71,904

Depreciation and amortization	103,703	50,715	-	6	154,424
Adjusted EBITDA	126,513	99,156	-	659	226,328

Depreciation and amortization					(154,424)
Net financial results					(41,228)
(Loss) income before income tax					30,676

(i) As more fully described in the consolidated financial statements at December 31, 2019, all revenue from goods or services transferred to customers occurs at a point in time.

(ii) The internal information used for making decisions is prepared using IFRS based accounting measurements and management reclassifications between income statement line items, which are reconciled to the condensed consolidated interim financial statements in the column “Adjustments”. Reclassifications are primarily comprised of derivative financial instruments from Other income and expenses to Cost of sales, and certain overhead cost centers from Other income and expenses to Cost of sales and/or Selling, general and administrative.

(iii) Exceptional items are composed of impairment losses (refer to note 25) in the amount of USD 484,594 and miscellaneous adjustments.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited At and for the three and six-month periods ended June 30, 2020 All amounts in thousands of US dollars, unless otherwise stated

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2020 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present the condensed consolidated interim statement of cash flows for the three-month period ended June 30, 2020 and 2019.

The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month period ended June 30, 2020 and 2019 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2019 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. These critical accounting estimates represent estimates that are uncertain and changes in those estimates could materially impact the Company’s condensed consolidated interim financial statements. Actual future outcomes may differ from present estimates and the Company reviews its estimates and assumptions on an ongoing basis using the most current information available. Management also exercises judgment in the process of applying the Company’s accounting policies.

The critical judgments and estimates in the application of accounting principles during the three and six-month periods ended June 30, 2020 are the same as those disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

The COVID-19 pandemic has negatively impacted the Company’s results of operations, cash flows and financial position for the three and six-month periods ended June 30, 2020. The Company’s condensed consolidated interim financial statements presented herein reflect estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenue and expenses during the reporting periods presented. Such estimates and assumptions affect, among other things, the carrying amounts of the Company’s goodwill, long-lived assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. Events and changes in circumstances arising after June 30, 2020, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates for future periods.

These condensed consolidated interim financial statements of the Company for the three and six-month periods ended June 30, 2020 were approved on July 30, 2020 to be issued in accordance with a resolution of the Board of Directors.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited At and for the three and six-month periods ended June 30, 2020 All amounts in thousands of US dollars, unless otherwise stated

New and amended standards effective January 1, 2020

Several new or amended standards became applicable for the current reporting period. The Company does not expect any changes in its accounting policies or any retrospective adjustments as a result of the adoption of these standards and amendments.

Impact of new standards issued but not yet applied by the Company

During the current reporting period, the IASB issued ten new amendments to previously issued standards that are not yet effective and have not been applied by the Company. The Company does not believe that these new standards will have a material effect on its financial statements.

Revision of the condensed consolidated interim statement of changes in shareholders’ equity

These condensed consolidated interim statements of changes in shareholders’ equity have been revised to reflect an adjustment as of January 1, 2020 in the amount of USD 33,650 related to a reclassification affecting the cumulative translation reserve account within Accumulated Other Comprehensive Loss and Additional Paid in Capital in the statement of changes in shareholders’ equity, to correct a misclassification identified in these balances, with no effect to the total shareholders’ equity. This reclassification is not material for any of the periods presented and it has no impact on the Company’s financial position as of December 31, 2019, or the condensed consolidated interim income statement, comprehensive income, changes in shareholders’ equity or cash flows for the three and six-month periods ended June 30, 2019.

4	Net revenue

	Three-month period ended		Six-month period ended
	2020	2019	2020	2019
Gross revenues	365,198	672,214	851,000	1,298,111
Revenues from products (i)	356,434	652,932	824,541	1,261,952
Revenues from services	8,764	19,282	26,459	36,159
Taxes on sales	(28,140)	(57,676)	(71,113)	(112,649)
Return of products sales	(489)	(1,239)	(1,306)	(2,347)
Net revenues	336,569	613,299	778,581	1,183,115

(i) Revenues from products decreased in the three and six-month periods ended in June 2020, mainly because of significantly lower metal prices in the international market combined with lower mining production, due to the government imposed restriction period on the Company´s Peruvian operations, and lower smelting production, due to Cajamarquilla operating at 50% during this restricted period and Juiz de Fora operating at 60% of its capacity due to lower market demand resulting from the COVID-19 pandemic.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited At and for the three and six-month periods ended June 30, 2020 All amounts in thousands of US dollars, unless otherwise stated

5	Expenses by nature

				Three-month period ended
				2020	2019
	Cost of sales (iv)	Selling, general and administrative	Mineral exploration and project development	Total	Total
Raw materials and consumables used (i)	(177,952)	(2,408)	-	(180,360)	(262,534)
Third-party services (ii)	(50,711)	(8,988)	(4,751)	(64,450)	(138,648)
Depreciation and amortization (iii)	(50,868)	(1,253)	(6)	(52,127)	(73,315)
Employee benefit expenses	(34,464)	(11,299)	(2,298)	(48,061)	(56,670)
Other expenses	(1,738)	(5,225)	(1,402)	(8,365)	(17,714)
	(315,733)	(29,173)	(8,457)	(353,363)	(548,881)

				Six-month period ended
				2020	2019
	Cost of sales (iv)	Selling, general and administrative	Mineral exploration and project development	Total	Total
Raw materials and consumables used (i)	(379,369)	(2,778)	-	(382,147)	(532,017)
Third-party services (ii)	(134,141)	(21,219)	(13,571)	(168,931)	(258,742)
Depreciation and amortization (iii)	(117,098)	(2,616)	(11)	(119,725)	(154,425)
Employee benefit expenses	(71,834)	(29,180)	(5,329)	(106,343)	(117,430)
Other expenses	(3,937)	(15,028)	(4,023)	(22,988)	(34,984)
	(706,379)	(70,821)	(22,934)	(800,134)	(1,097,598)

(i) Raw materials and consumables used decreased in the three and six-month periods ended in June 2020, mainly due to the lower production in the Company’s operations, as described in note 1 (a).

(ii) Third-party services decreased in the three and six-month periods ended in June 2020, mainly due to the lower production in the Peruvian mining operations which decreased the services contracted for the mines’ preparation and development and the expenses related with maintenance services.

(iii) Depreciation and amortization decreased in the three and six-month periods ended in June 2020, mainly due to the reduction in the carrying amount of long-lived assets as a result of the impairment loss recorded in 2019 and in the first quarter of 2020. This decrease is also associated with the lower production in the Peruvian mining operations, since the Company uses the units of production method of depreciation and amortization for certain assets.

(iv) Refer to note 17 for information about idle capacity costs and inventory impairment, both mainly associated with the COVID-19 outbreak.

6	Mineral exploration and project development

	Three-month period ended		Six-month period ended
	2020	2019	2020	2019
Mineral exploration	(4,787)	(18,984)	(14,524)	(32,733)
Project development (FEL 1 and FEL 2)	(3,670)	(9,101)	(8,410)	(15,651)
	(8,457)	(28,085)	(22,934)	(48,384)

The decrease in mineral exploration and project development in the three and six-month periods ended in June 2020, is mainly related to the Company´s response to COVID-19, having revised its short-term capital allocation, suspended its greenfield projects and reduced its mineral exploration expenses. The effects of the temporary suspension of such projects have been reflected in the Company’s cash flow estimates for the impairment test as of March 31, 2020.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited At and for the three and six-month periods ended June 30, 2020 All amounts in thousands of US dollars, unless otherwise stated

7	Other income and expenses, net

	Three-month period ended		Six-month period ended
	2020	2019	2020	2019
Remeasurement of environmental obligations	1,188	(1,220)	5,296	3,912
(Provision) reversal of legal claims - note 24	258	(5,606)	(7,993)	(4,255)
Derivative financial instruments - note 15	2,910	(4,671)	(7,889)	1,641
(Loss) gain on sale of property, plant and equipment and intangible assets	(263)	(596)	(93)	(982)
Contribution to communities	(609)	(719)	(1,328)	(1,309)
Mining obligations	(1,341)	(2,074)	(3,272)	(5,956)
Other operating income (expenses), net	3,042	(4,371)	1,339	(6,664)
	5,185	(19,257)	(13,940)	(13,613)

8	Net financial results

	Three-month period ended		Six-month period ended
	2020	2019	2020	2019
Financial income
Interest income on financial investments and cash equivalents	2,481	5,673	5,035	11,168
Derivative financial instruments - note 15	3,542	3,608	25,064	5,459
Other financial income	950	485	2,018	1,167
	6,973	9,766	32,117	17,794

Financial expenses
Interest on loans and financings	(26,217)	(18,083)	(42,311)	(36,550)
Premium paid on bonds repurchase - note 22 (c)	-	-	(14,481)	-
Derivative financial instruments - note 15	(4,163)	(872)	(26,645)	(872)
Fair value of loans and financings - note 22 (c)	1,976	-	(7,567)	-
Interest on other liabilities	(1,875)	(3,502)	(3,873)	(5,787)
Interest on contractual liabilities	(1,465)	(1,673)	(2,986)	(3,388)
Interest on lease liabilities	(411)	(891)	(1,036)	(1,874)
Other financial expenses	(9,127)	(8,152)	(14,150)	(16,276)
	(41,282)	(33,173)	(113,049)	(64,747)

Foreign exchange (losses) gains (i)	(20,158)	8,063	(138,882)	5,725
Net financial results	(54,467)	(15,344)	(219,814)	(41,228)

(i) The increase in foreign exchange losses in the three and six-month periods ended June 30, 2020, is mainly driven by the significant devaluation of BRL against USD, which affected Nexa Brazil’s financial liabilities denominated in USD by 5% and 31% for the three and six-month periods ended June 30, 2020, respectively. The amount of USD 79,036 is included in the foreign exchange losses, for the six-month period ended June 30, 2020, related to the outstanding USD denominated intercompany debt of Nexa Brazil with Nexa (USD 13,465 for the three-month period ended June 30, 2020). Intercompany loan balances are fully eliminated in the consolidated financial statements; however, foreign exchange losses or gains are not eliminated in the consolidated financial statements. As of June 30, 2020, the outstanding intercompany balance is USD 250,745 (December 31, 2019: USD 250,570).

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited At and for the three and six-month periods ended June 30, 2020 All amounts in thousands of US dollars, unless otherwise stated

9	Current and deferred income tax

(a)	Reconciliation of income tax benefit (expense)

	Three-month period ended		Six-month period ended
	2020	2019	2020	2019
(Loss) income before income tax	(66,076)	29,817	(739,901)	30,676
Standard rate	24.94%	24.94%	24.94%	24.94%

Income tax (expense) benefit at standard rate	16,480	(7,436)	184,531	(7,650)
Difference in tax rate of subsidiaries outside Luxembourg	17,087	4,173	36,031	2,544
Special mining levy and special mining tax	187	(1,578)	(453)	(5,025)
Deferred tax on net operating losses (i)	(822)	-	(29,600)	-
Withholding tax on dividends paid by subsidiaries	-	-	-	(9,764)
Deferred charges on exchange variation of non-monetary entries	(10,042)	145	(22,191)	1,534
Impairment of goodwill (ii)	-	-	(78,197)	-
Other permanent tax differences	(15,870)	(1,826)	(21,331)	2,684
Income tax (expense) benefit	7,020	(6,522)	68,790	(15,677)

Current	223	(4,513)	(20,497)	(26,630)
Deferred	6,797	(2,009)	89,287	10,953
Income tax (expense) benefit	7,020	(6,522)	68,790	(15,677)

(i) As of June 30 and March 31, 2020, Nexa Resources Atacocha S.A.A (“Nexa Atacocha”) derecognized deferred income taxes in relation to temporary differences that will not be recovered and may not give rise to future tax consequences.

(ii) As of March 31, 2020, the Company recognized an impairment of goodwill (for additional information refer to note 25) and its deferred income tax will not be recovered and may not give rise to future tax consequences.

(b)	Analysis of deferred income tax assets and liabilities

	June 30, 2020	December 31, 2019
Tax credits on net operating losses (i)	115,335	160,905
Uncertain income tax treatments (ii)	(6,873)	(9,779)
Tax credits on temporary differences
Foreign exchange losses	53,144	31,027
Environmental liabilities	15,842	24,293
Asset retirement obligation	17,553	18,751
Tax, civil and labor provisions	6,226	6,962
Other provisions	7,780	7,933
Provision for obsolete and slow-moving inventory	6,300	5,734
Provision for employee benefits	3,904	7,270
Revaluation of derivative financial instruments	8,909	2,864
Other	16,880	11,517

Tax debits on temporary differences
Depreciation, amortization and asset impairment	(192,829)	(247,552)
Revaluation of loans and financings	(5,322)	-
Capitalized interest	(11,116)	(28,505)
Other	(5,736)	(1,757)
	29,997	(10,337)

Deferred income tax assets	268,312	262,941
Deferred income tax liabilities	(238,315)	(273,278)
	29,997	(10,337)

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(i) The decrease in tax credits on net operating losses, in the six-month period ended in June 2020, is mainly driven by the devaluation of BRL against USD during this period, which affected the Company’s tax credits coming from the Company’s Brazilian legal entities.

(ii) Uncertain income tax treatments decrease is mainly related to the settlement of certain income tax uncertain positions in Nexa Peru and Nexa Atacocha.

(c)	Effects of deferred tax on income statement and other comprehensive income

	June 30, 2020	December 31, 2019
Balance at the beginning of the period	(10,337)	(97,444)
Effect on income for the period	89,287	103,255
Effects on other comprehensive income (i)	(53,278)	453
Impact of IFRIC 23 adoption	-	(10,070)
Foreign exchange (loss) gain	4,325	(6,531)
Balance at the end of the period	29,997	(10,337)

(i) The main effect is related to foreign translation losses and gains. The decrease, as of June 30, 2020, is due to the foreign translation driven by the BRL devaluation against USD during this period.

(d)	Summary of contingent liabilities on income taxes

There are uncertainties and legal proceedings for which it is unlikely that an outflow of resources will be required. In such cases, a provision is not recognized. As of June 30, 2020, the main legal proceedings are related to carryforward calculation of net operating losses and deductibility of foreign exchange losses and other expenses. The estimated amount of these contingent liabilities is USD 166,137 (December 31, 2019: USD 182,380). The decrease in the contingent liabilities on income taxes is mainly driven by the BRL and PEN devaluation against USD during this period.

10	Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international prices observed on the London Metal Exchange ("LME") and denominated in USD. Part of the costs of production, however, is denominated in Brazilian Reais (“BRL”) and Peruvian Soles (“PEN”), and therefore, there is a mismatch of currencies between revenues and costs. Additionally, the Company has debts linked to different indices and currencies, which may impact its cash flows.

In order to mitigate the potential adverse effects of each financial risk factor, the Company follows a Financial Risk Management Policy that establishes governance and guidelines for the financial risk management process, as well as metrics for measurement and monitoring. This policy establishes guidelines and rules for:

(i) Commodities Exposure Management, (ii) Foreign Exchange Exposure Management, (iii) Interest Rate Exposure Management, (iv) Issuers and Counterparties Risk Management and (v) Liquidity and Financial Indebtedness Management. All strategies and proposals must comply with the Financial Risk Management Policy guidelines and rules, be presented to and discussed with the Finance Committee of the board of directors, and, when applicable, submitted for the approval of the Board of Directors, under the governance structure described in the Financial Risk Management Policy.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(a)	Market risk

The purpose of the market risk management process is to protect the Company's cash flow against adverse events, such as changes in foreign exchange rates, interest rates and commodity prices.

(i)	Foreign exchange rates risk

Foreign exchange rates risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

All actions related to the market risk management process are intended to protect cash flows in USD, to maintain the ability to pay financial obligations, and comply with liquidity and indebtedness levels defined by management.

Presented below are the financial assets and liabilities in foreign currencies at June 30, 2020. These mainly result from the foreign operations of Nexa Brazil for which the functional currency is the BRL. The increased economic uncertainty and risks due to the COVID-19 global outbreak have introduced significant volatility in foreign exchange rates in relation to the USD that has impacted Nexa since the Company has foreign operations mainly related to Nexa Brazil.

Intercompany loans balances are fully eliminated in the condensed consolidated interim financial statements. However, the related foreign exchange losses or gains are not and are presented as foreign exchange effects in the financial results. Refer to note 8 for additional information.

USD amounts of foreign currency balances	June 30, 2020	December 31, 2019
Assets
Cash, cash equivalents and financial investments	169,041	109,511
Derivative financial instruments	64,070	19,524
Trade accounts receivable	35,422	27,883
Use of public assets	3,613	5,065
	272,146	161,983
Liabilities
Loans and financings	366,137	119,095
Derivative financial instruments	63,201	21,818
Trade payables	125,482	194,646
Lease liabilities	19,034	22,020
Use of public assets	17,387	23,279
	591,241	380,858
Net exposure	(319,095)	(218,875)

(ii)	Interest rates risk

The Company's interest rate risk arises mainly from long-term loans. Loans at variable rates expose the Company to cash flow interest rate risk. Loans at fixed rates expose the Company to fair value risk associated with interest rates. Refer to note 22 for further information related to interest rates.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against changes in interest rates that impact the Company’s cash flows of the Company. Exposure to each interest rate is projected until the maturity of the assets and liabilities exposed to the interest rate. Occasionally the Company enters into floating to fixed interest rate swaps to manage its cash flow interest rate risk.

As of June 30, 2020, there have been no significant impacts on the Company’s exposure to interest rate risk as a result of the COVID-19 global outbreak.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(iii)	Commodity prices risk

This risk is related to the volatility in the prices of the Company's commodities. Prices fluctuate depending on demand, production capacity, producers' inventory levels, the commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the cash flows of the Company. The exposure to the price of each commodity considers the monthly projections of production, purchases of inputs and the maturity flows of hedges associated with them.

Commodity prices hedge transactions are classified into the following hedging strategies:

Hedges for sales of zinc at a fixed price (Customer Hedge)

The objective is to convert fixed prices sales to floating prices, observed on the London Metal Exchange (LME). The purpose of the strategy is to maintain the revenues of a business unit linked to the LME prices. These transactions usually relate to purchases of zinc for future settlement on the over-the-counter market.

Hedges for mismatches of quotational periods (Book Hedge)

The objective is to hedge quotational periods mismatches arising between the purchases of metal concentrate or processed metal and the sale of the processed metal. These transactions usually relate to purchases and sales of zinc and silver for future trading on the over-the-counter market.

Hedges for the operating margin of metals (Strategic Hedge)

The objective is to reduce the volatility of the cash flow from LME prices for zinc, copper and silver and ensure a more predicable operating margin. This strategy is carried out through the sale of zinc forward contracts. For Nexa Brazil, the transaction also involves the sale of USD forward contracts in order to hedge the operating margin in BRL.

Because of the COVID-19 global outbreak, commodity prices have become more volatile. Consequently, the Company is reducing the volume of hedge transactions contracted to mitigate the risk of mismatches of quotational periods due to the unpredictability of production volumes and sales of metals.

(b)	Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs") and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is A+/A1 (local rating scale) or BBB-/Baa3 (global rating scale). Financial institutions in Peru, where only global rating assessments are available, can meet the Company’s policy provided they have a rating of "BBB-" by at least one rating agency.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions. This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty defaulting on the financial commitments defined by contract.

The global ratings are obtained from the rating agencies Standard & Poor's, Moody's and Fitch and are related to commitments in foreign or local currency and, in both cases, assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

The ratings used by the Company are always the most conservative ratings of the referred agencies.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the customer, considering mainly the history of the relationship and financial indicators defining individual credit limits, which are continuously monitored. The Company performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to mitigate the credit risk. Additionally, most sales to the United States of America, Europe and Asia are collateralized by letters of credit and credit insurance. Refer to note 16 for additional information.

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments, the variations presented are mainly related to the Company's transactions in the period and not to changes in the counterparties’ ratings.

			June 30, 2020			December 31, 2019
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	38,707	-	38,707	11,243	-	11,243
AA+	1	-	1	5,997	-	5,997
AA	28	-	28	18	99,853	99,871
AA-	1	19,495	19,496	1	10,869	10,870
A+	-	276,426	276,426	-	156,032	156,032
A	-	126,385	126,385	-	230,084	230,084
A-	-	212,618	212,618	-	38,824	38,824
BBB+	-	89,227	89,227	-	67,467	67,467
BBB	-	21,335	21,335	-	23,552	23,552
BBB-	-	4,194	4,194	-	31,416	31,416
No rating (i)	2	7,184	7,186	3	23,259	23,262
	38,739	756,864	795,603	17,262	681,356	698,618

			June 30, 2020			December 31, 2019
	Local rating	Global rating	Total	Local rating	Global rating	Total
Financial investments
AAA	80,623	-	80,623	44,985	-	44,985
AA+	1,359	-	1,359	8,170	-	8,170
AA	9,162	-	9,162	352	-	352
AA-	23,268	-	23,268	656	-	656
No rating (i)	3,449	-	3,449	4,612	-	4,612
	117,861	-	117,861	58,775	-	58,775

21 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

			June 30, 2020			December 31, 2019
	Local rating	Global rating	Total	Local rating	Global rating	Total
Derivative financial instruments
AAA	36,118	-	36,118	16,025	-	16,025
AA	-	-	-	-	1,029	1,029
A+	-	1,829	1,829	-	422	422
A-	-	26,123	26,123	-	2,048	2,048
	36,118	27,952	64,070	16,025	3,499	19,524

(i) Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, the rating of the financial institution controlling entities is assumed, which must be at least BBB-.

(c)	Liquidity risk

Liquidity risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial commitments. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date.

The table below shows the Company's financial liabilities to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). The amounts shown represent the estimated undiscounted future cash flow, which include interest to be incurred and, accordingly, do not reconcile directly with the amounts presented in the condensed consolidated interim balance sheet.

June 30, 2020	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	208,787	199,409	701,887	1,403,802	2,513,885
Lease liabilities	11,812	13,056	99	-	24,967
Derivative financial instruments	22,131	4,970	36,042	58	63,201
Trade payables	250,546	-	-	-	250,546
Confirming payables	57,142	-	-	-	57,142
Salaries and payroll charges	44,785	-	-	-	44,785
Dividends payable	3,538	-	-	-	3,538
Related parties	-	12,070	-	-	12,070
Asset retirement obligation and environmental obligation	26,924	55,086	62,334	229,079	373,423
Use of public assets	1,052	2,419	4,218	20,506	28,195
	626,717	287,010	804,580	1,653,445	3,371,752

22 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

December 31, 2019	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	91,511	342,095	610,750	842,222	1,886,578
Lease liabilities	17,903	16,361	120	-	34,384
Derivative financial instruments	8,272	6,918	6,577	51	21,818
Trade payables	414,080	-	-	-	414,080
Confirming payables	82,770	-	-	-	82,770
Salaries and payroll charges	58,919	-	-	-	58,919
Dividends payable	6,662	-	-	-	6,662
Related parties	-	834	-	-	834
Asset retirement obligation and environmental obligation	19,001	68,296	76,629	273,484	437,410
Use of public assets	1,446	3,177	3,581	30,729	38,933
	700,564	437,681	697,657	1,146,486	2,982,388

As discussed in note 1, the Company has taken measures to enhance its short-term liquidity to mitigate the effects of the current economic scenario due to the COVID-19 global outbreak on the Company’s cash flows. Such measures include the strengthening of its cash position by incurring new loans and obtaining new financings. As a result, the total amount of financial liabilities, related to Loans and financings, maturing in less than 1 year increased by the amount of USD 117,276. Refer to note 22 for information about debt covenants.

(d)	Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so it can continue to provide returns for shareholders and benefits for other stakeholders; and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the level of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets or metals produced to reduce debt. The Company monitors capital mainly using the leverage ratio, calculated as net debt to Adjusted EBITDA.

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

23 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

	Note	June 30, 2020	December 31, 2019
Loans and financings	22	1,915,512	1,508,557
Lease liabilities	21	24,967	34,384
Derivative financial instruments	15	(869)	2,294
Cash and cash equivalents	13	(795,603)	(698,618)
Financial investments	14	(117,861)	(58,775)
Net debt (i)		1,026,146	787,842

Net loss for the year		(845,117)	(159,007)
Plus (less):
Depreciation and amortization		283,193	317,892
Net financial results		283,440	104,854
Income tax (expense) benefit		(141,340)	(56,873)
EBITDA (ii)		(419,824)	206,866

Exceptional items		626,117	142,133
Adjusted EBITDA (i)		206,293	348,999

Leverage ratio (Net debt/Adjusted EBITDA)		4.97	2.26

(i) Net debt is defined as (a) loans and financings, plus or minus (b) the fair value of derivative financial instruments less (c) cash and cash equivalents, less (d) financial investments. Adjusted EBITDA for capital management calculation uses the same assumptions described in note 2 for Adjusted EBITDA by segment.

(ii) EBITDA for Leverage ratio purpose is comprised of the prior 12 months profits and losses of the Company for the disclosed period. Refer to note 22 (g) for information regarding financial covenants clauses in debt contracts.

24 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

11	Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments relating to cash and cash equivalents, financial investments, loans and financings, and derivative financial instruments. The main sensitivities are the exposure to changes of the US Dollar exchange rate, the London Interbank Offered Rate (LIBOR) and Interbank Deposit Certificate (CDI) interest rates, the US Dollar coupon and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios at June 30, 2020 are described below:

•	Probable: the probable scenario was defined as the fair value of the derivative financial instruments and the outstanding amount of the assets and liabilities as of June 30, 2020.

•	Scenario I: considers a change of + or -25% in the assumptions as of June 30, 2020.

•	Scenario II: considers a change of + or -50% in the assumptions as of June 30, 2020.

		Impacts on income statement							Impacts on statement of comprehensive income
		Probable			Scenarios I and II				Scenarios I and II
Risk factor	Quotation at June 30, 2020	Cash and cash equivalents and financial investments	Loans and financing	Derivative financial instruments	-25%	-50%	+25%	+50%	-25%	-50%	+25%	+50%
Foreign exchange rates
BRL	5.4760	156,600	364,586	284,206	2,813	5,541	(6,475)	(19,188)	27,942	55,884	(27,942)	(55,884)
EUR	1.1238	582	-	-	(146)	(291)	146	291	-	-	-	-
PEN	3.4383	9,077	2,829	-	(1,562)	(3,124)	1,562	3,124	-	-	-	-
CAD	1.3617	1,411	-	-	-	-	-	-	(353)	(706)	353	706
NAD	17.3640	1,370	-	-	-	-	-	-	(343)	(685)	343	685
Interest rates
BRL - CDI	2,15%	155,703	195,397	284,206	6,569	13,641	(6,112)	(11,807)	-	-	-	-
USD - LIBOR 3M	0,37%	-	79,815	682,745	(326)	(654)	323	643	(1)	(3)	1	3
USD - LIBOR 6M	0,30%	-	147,056	-	136	272	(136)	(272)	-	-	-	-
US Dollar coupon	0,85%	-	-	65,667	(155)	(311)	154	307	-	-	-	-

Price – commodities
Zinc	2.057	-	-	245,873	22,246	44,492	(22,246)	(44,492)	(2,841)	(5,683)	2,841	5,683

25 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

12	Financial instruments

(a)	Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification by category and the corresponding accounting policies of each financial instrument in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

		June 30, 2020
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	13	-	795,603	795,603
Financial investments	14	-	117,861	117,861
Derivative financial instruments	15 (a)	-	64,070	64,070
Trade accounts receivable	16	64,627	72,528	137,155
Related parties (i)		853	-	853
		65,480	1,050,062	1,115,542

		June 30, 2020
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Total
Loans and financings	22 (a)	1,739,481	176,031	1,915,512
Lease liabilities	21 (b)	24,967	-	24,967
Derivative financial instruments	15 (a)	-	63,201	63,201
Trade payables		250,546	-	250,546
Confirming payables		57,142	-	57,142
Use of public assets (ii)		17,387	-	17,387
Related parties (ii)		12,070	-	12,070
		2,101,593	239,232	2,340,825

		December 31, 2019
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	13	-	698,618	698,618
Financial investments	14	-	58,775	58,775
Derivative financial instruments	15 (a)	-	19,524	19,524
Trade accounts receivable	16	107,995	69,236	177,231
Related parties (i)		744	-	744
		108,739	846,153	954,892

		December 31, 2019
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Total
Loans and financings	22 (a)	1,411,179	97,378	1,508,557
Lease liabilities	21 (b)	34,384	-	34,384
Derivative financial instruments	15 (a)	-	21,818	21,818
Trade payables		414,080	-	414,080
Confirming payables		82,770	-	82,770
Use of public assets (ii)		23,279	-	23,279
Related parties (ii)		834	-	834
		1,966,526	119,196	2,085,722

(i) Classified as Other assets in the condensed consolidated interim balance sheet.

(ii) Classified as Other liabilities in the condensed consolidated interim balance sheet.

26 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(b)	Fair value by hierarchy

			June 30, 2020
	Note	Level 1	Level 2	Total
Assets
Cash and cash equivalents	13	795,603	-	795,603
Financial investments	14	47,144	70,717	117,861
Derivative financial instruments	15	-	64,070	64,070
Trade accounts receivable		-	72,528	72,528
		842,747	207,315	1,050,062
Liabilities
Loans and financings designated at fair value (i)		-	176,031	176,031
Derivative financial instruments		-	63,201	63,201
		-	239,232	239,232

			December 31, 2019
	Note	Level 1	Level 2	Total
Assets
Cash and cash equivalents	13	698,618	-	698,618
Financial investments	14	28,126	30,649	58,775
Derivative financial instruments	15	-	19,524	19,524
Trade accounts receivable		-	69,236	69,236
		726,744	119,409	846,153
Liabilities
Loans and financings designated at fair value (i)		-	97,378	97,378
Derivative financial instruments		-	21,818	21,818
		-	119,196	119,196

(i) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option. The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

(c)	Fair value measurement and disclosures

The valuation techniques used in the fair value measurement and disclosure processes, including the critical accounting estimates used and judgements made by the Company, are consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

There were no reclassifications between fair value levels in the six-month period ended June 30, 2020. None of the financial instruments were classified as Level 3 as of June 30, 2020.

Fair value estimates were assessed by the Company to evaluate the impacts of the COVID-19 global outbreak and the only impact identified is related to the changes in the Company’s credit risk which affect the fair value of debts which are designated as fair value option. Refer to note 22 (c).

13	Cash and cash equivalents

(a)	Composition

	June 30, 2020	December 31, 2019
Cash and banks	549,410	299,374
Term deposits	246,193	399,244
	795,603	698,618

The increase in the cash and cash equivalents balance, as of June 30, 2020, is mainly because of the new loans and financings completed by the Company during the first half of 2020 as explained in note 22.

27 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(b)	Changes in operating assets and liabilities

	Three-month period ended		Six-month period ended
	2020	2019	2020	2019
Decrease (increase) in assets
Trade accounts receivable (i)	(28,040)	(4,538)	22,280	4,550
Inventory (ii)	10,405	(23,980)	65,547	(52,755)
Other assets (iii)	11,851	(58,670)	(7,197)	(86,258)

Increase (decrease) in liabilities
Trade payables (iv)	54,396	(10,769)	(73,518)	(42,266)
Confirming payables (v)	(9,427)	9,022	(25,628)	(4,542)
Contractual liabilities	(5,675)	(7,880)	(15,597)	(12,658)
Other liabilities	(14,550)	36,902	(14,876)	20,014
	18,960	(59,913)	(48,989)	(173,915)

(i) Changes in trade accounts receivable, in the six-month period, are mainly due to significantly lower metal prices in the international market and lower sales volume driven by the stoppage of mining operations in Peru and the reduction of smelting operations in Peru and Brazil.

(ii) Changes in inventories, in the six-month period, are mainly due to lower purchases of raw materials, mainly for the Company’s smelter segment that uses zinc concentrate in its operations, and also to the decrease in mining production in Peru and smelting production in Peru and Brazil.

(iii) Changes in other assets, in the six-month period, are mainly due to the variation of derivative financial instruments, refer to note 15 for additional information.

(iv) Changes in trade payables, in the six-month period, are mainly due to lower contracted services and reduced purchases from suppliers, as a result of the stoppage of mining operations in Peru and the lower smelting production in Peru and Brazil.

(v) Changes in confirming payables, in the six-month period, are due to factoring transactions in Cajamarquilla, mainly due to higher payments to suppliers and new operations carried out in June 2020.

(c)	Non-cash transactions

During the six-month period ended June 30, 2020, the Company had additions related to asset retirement obligation in the amount of USD 1,544 (June 30,2019: USD 3,180), additions to right-of-use assets in the amount of USD 1,324 (June 30,2019: USD 3,464), a provision to acquire assets in a contract with a third party in the amount of USD 1,783, and a liability with a related party arising from the Pollarix’s capital reduction, as explained in note 1 (k), in the amount of USD 11,566.

14	Financial investments

(a)	Composition

	June 30, 2020	December 31, 2019
Investment fund quotas	47,144	28,126
Bank certificates of deposit	67,268	25,540
Other	3,449	5,109
	117,861	58,775

The increase in financial investments is mainly related to the acquisition of certificates of deposit using funds from the new loans and financings. Certificates of deposit have a maturity of 1 year.

28 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

15	Derivative financial instruments

(a)	Fair value by strategy

		June 30, 2020		December 31, 2019
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	221,643	(824)	258,220	(713)
			(824)		(713)
Sales of zinc at a fixed price
Zinc forward	ton	24,230	(1,391)	15,252	(1,043)
			(1,391)		(1,043)
Interest rate risk
LIBOR vs. CDI (i)	USD	90,000	24,300	90,000	(1,413)
IPCA vs. CDI	BRL	226,880	573	226,880	1,482
			24,873		69
Foreign exchange risk
BRL vs. USD (i)	BRL	477,000	(8,402)	-	-
Foreign exchange collars (USD vs. BRL)	BRL	359,591	(13,387)	653,148	(607)
			(21,789)		(607)

			869		(2,294)
Current assets			11,412		4,835
Non-current assets			52,658		14,689
Current liabilities			(22,131)		(8,276)
Non-current liabilities			(41,070)		(13,542)

(i) Related to derivative financial instruments entered into at the same time of certain debt contracts in order to manage some of the risks of such debt contracts. Refer to note 22 (c) for additional information.

(b) Changes in fair value in the six-month period ended

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized gain (loss)
Mismatches of quotational periods	235	13,313	(6,067)	(2,502)	-	(202)	4,888
Sales of zinc at a fixed price	-	-	-	(5,387)	-	-	(5,041)
Interest rate risk – LIBOR vs. CDI (i)	-	-	-	-	25,064	-	(647)
Interest rate risk – IPCA vs. CDI	-	-	-	-	(461)	-	448
Foreign exchange risk - BRL vs USD (i)	-	-	-	-	(8,402)	-	-
Foreign exchange risk – Collars USD vs. BRL (ii)	-	-	-	-	(17,782)	-	(5,002)
	235	13,313	(6,067)	(7,889)	(1,581)	(202)	(5,354)

(i) Related to the changes in the fair value of certain derivative financial instruments entered into at the same time of certain debt contracts in order to manage some of the risks of such debt contracts. Refer to note 22 (c) for additional information.

(ii) Related to zero cost collars entered into to manage foreign currency risk on the Aripuanã project capital expenditures. Losses are driven by the devaluation of BRL against USD during the six-month period ended June 30, 2020.

29 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

16	Trade accounts receivable

(a)	Composition

	June 30, 2020	December 31, 2019
Trade accounts receivable (i)	137,483	175,948
Related parties	2,505	3,620
Impairment of trade accounts receivable (ii)	(2,833)	(2,337)
	137,155	177,231

(i) Trade accounts receivable reduction, as of June 30, 2020, is mainly due to significantly lower metal prices in the international market and lower sales volume driven by the stoppage of mining operations in Peru and the reduction of smelting operations in Peru and Brazil.

(ii) The COVID-19 global outbreak might change the risk profile of the Company’s customers, especially those clients that might have transactions, or are located in areas, which are affected, or are more prone to be affected economically. As such risks increase, the Company expects an increase in impairment losses on trade accounts receivables. As of June 30, 2020, the Company has taken an additional impairment of USD 496 in order to reflect the actual economic scenario and the deterioration in the risk profile of the Company´s clients.

(b)	Analysis by currency

	June 30, 2020	December 31, 2019
Brazilian Real	29,372	26,817
US Dollar	101,733	149,348
Other	6,050	1,066
	137,155	177,231

(c)	Aging of trade accounts receivable

	June 30, 2020	December 31, 2019
Current	126,984	150,134
Up to 3 months past due	9,901	26,810
From 3 to 6 months past due	418	135
Over 6 months past due	2,685	2,489
	139,988	179,568
Impairment	(2,833)	(2,337)
	137,155	177,231

17	Inventory

(a)	Composition

	June 30, 2020	December 31, 2019
Finished products (i)	82,122	106,595
Semi-finished products (i)	42,246	89,239
Raw materials (i)	31,939	50,848
Auxiliary materials and consumables	67,148	76,974
Inventory provisions (ii)	(27,955)	(28,398)
	195,500	295,258

(i) The decrease in inventories, as of June 30, 2020, is mainly due to lower purchases of raw materials, mainly for the Company smelter segment that uses zinc concentrate in its operations, and also to the decrease in mining production in Peru and smelting production in Peru and Brazil.

30 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(ii) As a result of the lower metal prices in the six-month period ended June 30, 2020, an additional provision to reduce inventory costs to net realizable value in the amount of USD 2,287 has been recognized in cost of sales. Any additional economic downturn associated with the COVID-19 global outbreak might impact the Company’s capacity to sell its inventories as global demand for its products decrease. As a result, additional provision for non-realizable inventories might be required in the future.

Due to the lower mining production and smelting production in Peru because of the Peruvian government mandates in response to the COVID-19 outbreak (as explained in Note 1) and also due to the 40% reduction in production at Juiz de Fora smelting unit in Brazil because of the anticipated lower market demand also associated with COVID-19, the Company has recognized USD 69,466 in cost of sales related to abnormal cost of production for the six-month period ended June 30, 2020. Idle capacity used to determine the abnormal cost of production was calculated using the historical production data to the actual production during the six-month period ended June 30, 2020.

18	Other assets

	June 30, 2020	December 31, 2019
Recoverable income tax	43,120	44,513
Other recoverable taxes (i)	130,765	157,008
Advances to third parties	14,345	19,942
Prepaid expenses	12,206	11,678
Judicial deposits	5,347	7,281
Other assets	32,652	46,033
	238,435	286,455
Current assets	114,008	140,984
Non-current assets	124,427	145,471

(i) The decrease in other recoverable taxes is mainly related to certain tax strategies adopted by the Company to offset those tax credits, mainly related to payroll taxes.

31 of 39

Nexa Resources S.A. At and for six-month period ended June 30, 2020 All amounts in thousands of US dollars, unless otherwise stated

19	Property, plant and equipment

(a)	Changes in the six-month period ended

	June 30, 2020							June 30, 2019
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects	Other	Total	Total
At December 31
Cost	1,027,045	2,399,957	535,092	201,892	261,117	45,035	4,470,138	4,179,485
Accumulated depreciation	(488,386)	(1,647,403)	-	(97,233)	(93,009)	(21,417)	(2,347,448)	(2,211,034)
Net balance at the beginning of the period	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690	1,968,451
Additions (i)	-	2,659	149,025	-	-	1,579	153,263	159,609
Disposals	-	(342)	(4)	-	-	(12)	(358)	(809)
Depreciation	(25,529)	(55,539)	-	(3,102)	(383)	(624)	(85,177)	(97,977)
Impairment loss (ii)	(22,628)	(16,703)	(52,544)	(9,461)	(4,880)	-	(106,216)	-
Foreign exchange effects	(73,068)	(95,648)	(108,332)	(14,485)	(403)	(4,116)	(296,052)	11,125
Transfers - note 20 (a)	22,868	25,538	(50,136)	-	10	1,656	(64)	(3,715)
Reclassification - note 21 (a)	-	-	-	-	-	-	-	(2,278)
Remeasurement of asset retirement obligation	-	-	-	1,544	-	-	1,544	(3,180)
Balance at the end of the period	440,302	612,519	473,101	79,155	162,452	22,101	1,789,630	2,031,226
Cost	914,203	2,242,430	473,101	184,401	261,701	38,889	4,114,725	4,337,261
Accumulated depreciation	(473,901)	(1,629,911)	-	(105,246)	(99,249)	(16,788)	(2,325,095)	(2,306,035)
Balance at the end of the period	440,302	612,519	473,101	79,155	162,452	22,101	1,789,630	2,031,226

Average annual depreciation rates %	4	7	-	5	8	-

(i) Additions include capitalized borrowing costs on assets and projects under construction in the amount of USD 4,377 for the six-month period ended June 30, 2020 (June 30, 2019 – USD 4,221).

(ii) Impairment loss of USD 106,826 is comprised of impairment of non-financial assets in the amount of USD 68,919 (note 25) and impairment of assets and projects under construction in the amount of USD 37,907 (note 19 (b)).

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(b)	Impairment of Jarosite project

The Company has reviewed its portfolio of assets and projects under construction and concluded that there are no impairment indicators for its projects under construction, with the exception of the Jarosite project. Execution of the Jarosite project is suspended with no predictable expectation to resume. The Company used the fair value method to test the Jarosite project for impairment and recorded an impairment loss in the amount of USD 37,907 for the three-month period ended March 31, 2020, expenses related to the project after the aforementioned impairment will be registered as impairment loss in the income statement. No material expenses were capitalized for the project in the six-month period ended June 30, 2020, therefore there was no additional amount impaired in the period.

For the impairment calculation, the Company has analyzed each component of the project and classified them as saleable, scrap, or labor expenses directly attributable to the project. Saleable and scrap were evaluated in accordance with the Company historical recoverability on sale of assets in accordance with each category, and capitalized labor expenses were written off entirely.

(c)	Capital Commitments - Aripuanã Project

At June 30, 2020, the Company had contracted USD 135,405 (USD 211,259 in December 31, 2019) of capital expenditures related to the Aripuanã project for the purchase of property, plant and equipment that have not been incurred yet. Decrease of capital commitments is mainly related to the devaluation of BRL against USD during the six-month period, commitments that were agreed on December and already received during the six-month period, and the reduced pace of the mobilization in the project due to COVID-19 as explained in note 1 (a).

20	Intangible assets

(a)	Changes in the six-month period ended

				June 30,	June 30,
				2020	2019
	Goodwill	Rights to use natural resources	Other	Total	Total
At December 31
Cost	674,645	1,569,505	59,408	2,303,558	2,401,298
Accumulated amortization	-	(725,712)	(39,320)	(765,032)	(658,837)
Net balance at the beginning of the period	674,645	843,793	20,088	1,538,526	1,742,461
Disposals	-	-	-	-	(378)
Amortization	-	(26,089)	(1,321)	(27,410)	(47,813)
Transfers - note 19 (a)	-	-	64	64	3,715
Impairment loss - note 25	(267,342)	(110,426)	-	(377,768)	-
Foreign exchange effects	(1,022)	(3,385)	(4,050)	(8,457)	390
Balance at the end of the period	406,281	703,893	14,781	1,124,955	1,698,375

Cost	406,281	1,454,571	44,201	1,905,053	2,405,455
Accumulated amortization	-	(750,678)	(29,420)	(780,098)	(707,080)
Net balance at the end of the period	406,281	703,893	14,781	1,124,955	1,698,375

Average annual amortization rates %	-	6	-	-

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

21	Right-of-use assets and lease liabilities

(a)	Changes in the six-month period ended - Right-of-use assets

					June 30, 2020	June 30, 2019
	Lands and Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
At December 31
Cost	6,836	10,280	5,846	22,810	45,772	41,521
Accumulated amortization	(1,569)	(2,878)	(3,675)	(8,103)	(16,225)	-
Net balance at the beginning of the period	5,267	7,402	2,171	14,707	29,547	41,521
New contracts	329	995	-	-	1,324	3,464
Amortization	(846)	(1,574)	(1,555)	(3,163)	(7,138)	(8,634)
Reclassification – note 19 (a)	-	-	-	-	-	2,278
Foreign exchange effects	(798)	(1,305)	-	(3,028)	(5,131)	(23)
Balance at the end of the period	3,952	5,518	616	8,516	18,602	38,606

Cost	7,165	11,276	5,846	22,810	47,097	47,294
Accumulated amortization	(3,213)	(5,758)	(5,230)	(14,294)	(28,495)	(8,688)
Net balance at the end of the period	3,952	5,518	616	8,516	18,602	38,606
Average annual amortization rates %	25	34	63	37

(b)	Changes in the six-month period ended – Lease liabilities

	June 30, 2020	June 30, 2019
At December 31	34,384	41,450
New contracts	1,324	3,464
Payments of lease liabilities	(4,626)	(8,333)
Interest paid	(890)	(359)
Interest accrued	1,036	1,874
Reclassification	-	3,088
Foreign exchange effects	(6,261)	943
Net balance at the end of the period	24,967	42,127
Current liabilities	13,794	18,612
Non-current liabilities	11,173	23,515

Leasing agreements were assessed by the Company to evaluate any COVID-19 impacts, and no material impacts in the measurement of the liabilities were identified for the six-month period ended June 30, 2020.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

22	Loans and financings

(a)	Composition

				June 30, 2020	December 31, 2019
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds - USD	Fixed + 5.73%	6,607	1,316,371	1,322,978	1,043,748
Export credit notes	LIBOR + 1.54% 108.83% CDI	89,634	170,318	259,952	97,378
Term loans	LIBOR + 1.27% Fixed + 8.49%	22,787	173,535	196,322	197,926
BNDES	TJPL + 2.82% SELIC + 3.10% TLP - IPCA + 5.22%	4,496	65,616	70,112	95,295
Debentures	107.50% CDI	5,039	9,802	14,841	20,265
Other		9,187	42,120	51,307	53,945
		137,750	1,777,762	1,915,512	1,508,557
Current portion of long-term loans and financing (principal)		123,958
Interest on loans and financings		13,792

(b)	Loans and financing transactions during the six-month period ended June 30,2020

On February 24, 2020, the Company completed a tender offer to purchase for cash any and all of the outstanding 2023 Notes. Holders of the 2023 Notes tendered an aggregate principal amount of USD 214,530, or 62.55% of the outstanding principal amount as of the date of the offer. USD 128,470 of the 2023 Notes at a cost of 4.625% p.a. remain outstanding. In the transaction the Company also paid an amount of USD 14,481 related to the premium over the notes, which was recognized in the net financial results. Refer to note 8 for additional information on the effect on income statement.

On March 12, 2020, in order to enhance its short-term liquidity, Nexa Peru entered into a term loan with a global financial institution, in the principal amount of BRL 477,000 thousand (approximately USD 100,000) at a cost of 8.5% p.a., with a five-year maturity and an option to prepay before maturity. Simultaneously, the Company contracted a swap to exchange the interest rate to 2.45% p.a. as well as the currency of debt service repayments from BRL to USD. The Company accounted for the term loan under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used. The term loan is guaranteed by NEXA.

At the end of March 2020, in order to enhance its short-term liquidity in Brazil, the Company entered into four export credit note agreements in the total principal amount of BRL 1,247,000 thousand (approximately USD 250,000) at costs between 134.2% of CDI and CDI + 1.80% up to 4.20%, with maturity dates between 1 and 5 years. All these credit notes were obtained from global financial institutions and can be repaid before maturity.

On April 9, 2020, Nexa Brazil entered into an additional export credit note agreement in the total principal amount of BRL 230,000 thousand, representing USD 45,297 approximately, registered in the date of the received cash, at a cost of CDI + 3.90%, with a one-year maturity. The export credit note is guaranteed by NEXA.

On April 14, 2020, in order to enhance its short-term liquidity, the Company fully drew down its revolving credit facility in the amount of USD 300,000.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

On June 15, 2020, the Company concluded the Bond Offering in the amount of USD 500,000, with a maturity date in January 2028 at an interest rate of 6.50% per year. The interest on the notes will be paid semi-annually commencing on January 18, 2021. The bonds are guaranteed by Nexa Brazil, Nexa Peru and Nexa Cajamarquilla. The funds of this new offering were used to prepay three outstanding debts, as follows:

a.	Export Facility Agreement in the aggregate principal amount of USD 100,000 and USD 246 of accrued interest, on June 19, 2020;

b.	Revolving Credit Facility in the aggregate principal amount of USD 300,000 and USD 1,348 of accrued interest, on June 23, 2020; and

c.	Export Credit Note in Brazil in the aggregate principal amount of USD 91,308, USD 4,521 of accrued interest and USD 596 of penalty charge, on June 29, 2020.

(c)	Changes in the six-month period ended

	June 30, 2020	June 30, 2019
Balance at the beginning of the period	1,508,557	1,424,867
New loans and financings	1,177,813	13,369
Payments of loans and financings	(707,267)	(7,316)
Foreign exchange effects	(60,285)	2,463
Changes in the Company´s credit risk of the financial liability (i)	(15,784)	-
Fair value of loans and financings (i)	7,567	-
Reclassification	-	(3,088)
Interest accrual	56,792	36,550
Premium paid on bonds repurchase	(14,481)	-
Interest paid	(37,400)	(36,564)
Balance at the end of the period	1,915,512	1,430,281

(i) Related to the changes in fair value of two debt contracts for which the Company elected to apply the fair value option. The fair value option aims to eliminate accounting mismatch that would arise if amortized cost were used since such debt contracts have derivative financial instruments contracted to economically modify certain of their terms. The fair value of the relevant derivative financial instruments resulted in a gain in the total amount of USD 16,661. Therefore, the net result between the debt contracts and the relevant derivative financial instruments was a gain of USD 9,094 (excluding the effect of changes in the Company´s credit risk on its financial liabilities in the amount of USD 15,784, included in other comprehensive income). Below is a summary of these two debt contracts terms:

a. Export Credit Note agreement in the principal amount of USD 90,000, at a cost of three-month Libor + 1.54% p.a., with a five-year maturity. Simultaneously, the Company contracted a swap to exchange the interest index to CDI + 1.30% p.a., as well as the currency of debt service repayments from USD to BRL.

b. Term loan in the principal amount of BRL 477,000 thousand (approximately USD 100,000) at a cost of 8.5% p.a., with a five-year maturity. Simultaneously, the Company contracted a swap to exchange the interest rate to 2.45% p.a. as well as the currency of debt service repayments from BRL to USD.

36 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(d)	Maturity profile

							June 30, 2020
	2020	2021	2022	2023	2024	2025	As from 2026	Total
Eurobonds - USD	6,512	-	-	123,787	-	-	1,192,679	1,322,978
Export credit notes	727	86,298	44,553	-	82,274	46,100	-	259,952
Term loans	160	42,613	40,490	20,467	434	92,158	-	196,322
BNDES	1,529	7,220	11,175	11,175	10,882	10,002	18,129	70,112
Debentures	5,041	4,899	4,901	-	-	-	-	14,841
Other	4,540	9,758	9,435	8,236	7,737	7,736	3,865	51,307
	18,509	150,788	110,554	163,665	101,327	155,996	1,214,673	1,915,512

(e)	Analysis by currency

			June 30, 2020	December 31, 2019
	Current	Non-current	Total	Total
USD	34,747	1,514,627	1,549,374	1,389,462
BRL	102,789	260,519	363,308	119,095
Other	214	2,616	2,830	-
	137,750	1,777,762	1,915,512	1,508,557

(f)	Analysis by index

			June 30, 2020	December 31, 2019
	Current	Non-current	Total	Total
Fixed rate	9,678	1,412,827	1,422,505	1,044,564
LIBOR	28,078	198,256	226,334	345,601
TLP	3,603	35,417	39,020	53,712
BNDES SELIC	556	18,905	19,461	25,970
CDI	94,474	100,503	194,977	20,265
TJLP	1,299	11,854	13,153	18,333
Other	62	-	62	112
	137,750	1,777,762	1,915,512	1,508,557

(g)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the six-month period ended June 30, 2020, and waiver agreements were concluded before the end of the aforementioned period as explained below.

The financial covenants are measured annually and semiannually, as required by the debt contracts. The Company obtained waivers in respect of its Leverage Ratio as of June 30, 2020 and as of December 31, 2020 and repaid certain of its debts with Leverage Ratio covenants. Nexa will not be required to measure its financial covenants until June 30, 2021. These waivers were negotiated in anticipation of a possible breach of the Leverage Ratio at the end of June and December 2020, and the Company paid waiver fees in the amount of USD 2,234.

37 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

23	Asset retirement and environmental obligations

(a)	Changes in the six-month period ended

			June 30, 2020	June 30, 2019
	Asset retirement obligation	Environmental Obligations	Total	Total
Balance at the beginning of the period	222,377	71,450	293,827	270,283
Payments	(1,144)	(3,074)	(4,218)	(4,138)
Foreign exchange effect	(25,185)	(18,031)	(43,216)	4,800
Interest accrual	5,324	1,544	6,868	7,677
Remeasurement discount rate (i)	3,157	(5,296)	(2,139)	(3,351)
Balance at the end of the period	204,529	46,593	251,122	275,271
Current liabilities	11,746	15,178	26,924	22,392
Non-current liabilities	192,783	31,415	224,198	252,879

(i) As of June 30, 2020, the credit risk-adjusted rate used for Peru was between 2.5% to 4.8% (December 31, 2019: 5.2% to 7.8%) and for Brazil was between 3.5% to 9.3% (December 31, 2019: 3.5% to 5.3%). As of June 30, 2019, the credit risk-adjusted rate used for Peru was between 3.5% to 6.0% (December 31, 2018: 3.4% to 9.5%) and Brazil was between 2.2% to 6.1% (December 31, 2018: 3% to 5.4%).

24	Provisions

(a)	Changes in the six-month period ended

					June 30, 2020	June 30, 2019
	Tax	Labor (i)	Civil	Environmental (ii)	Total	Total
Balance at the beginning of the period	7,748	13,779	1,061	3,483	26,071	30,641
Additions	377	9,190	4	4,208	13,779	6,281
Reversals	(23)	(3,459)	-	(1,311)	(4,793)	(6,161)
Interest accrual	141	628	22	8	799	1,602
Payments	(8)	(985)	-	-	(993)	(2,294)
Foreign exchange effects	(1,530)	(3,592)	(278)	(606)	(6,006)	344
Adoption of IFRIC 23	-	-	-	-	-	(6,047)
Other	45	(1,637)	(47)	-	(1,639)	(436)
Balance at the end of the period	6,750	13,924	762	5,782	27,218	23,930

(i) The increase is related to unfavorable rulings in certain labor lawsuits for which the Company has updated its provision estimate.

(ii) The increase in environmental provisions, as of June 30, 2020, is mainly related to the assessment issued by the Peruvian environmental agency that proposed corrective measures on the Company’s mine operations in Peru, as well as further inquiries by said agency.

(b)	Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

			June 30, 2020			December 31, 2019
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(1,507)	8,257	6,750	(2,449)	10,197	7,748
Labor	(2,337)	16,261	13,924	(3,071)	16,850	13,779
Civil	(651)	1,413	762	(832)	1,893	1,061
Environmental	-	5,782	5,782	-	3,483	3,483
	(4,495)	31,713	27,218	(6,352)	32,423	26,071

38 of 39

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and six-month periods ended June 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

The outstanding judicial deposits of the Company as of six-month period ended June 30, 2020 are USD 5,347 (December 31, 2019: USD 7,281).

(c)	Summary of contingent liabilities

The Company is part of other litigations involving a risk of possible loss, for which no provision is recognized, as detailed below:

	June 30, 2020	December 31, 2019
Tax	182,896	196,031
Labor	32,745	39,918
Civil	16,384	21,549
Environmental (i)	80,737	112,920
	312,762	370,418

(i) The decrease in contingent liabilities on environmental liabilities is mainly driven by the BRL devaluation against USD during this period.

25	Impairment of non-current assets

On March 31, 2020, the Company recognized a total pre-tax impairment loss of USD 446,687 (after-tax USD 368,490) comprised of an impairment loss of USD 179,345 in its Cerro Pasco cash generating unit (CGU) and an impairment loss of USD 267,342 in goodwill in Mining Peru (Mining Peru is the lowest level within the Company at which the goodwill generated in the acquisition of Nexa Peru is monitored by the Company’s management). On March 31, 2020, in addition, an impairment loss of USD 37,907 was recognized on the Jarosite project described in note 19. For more information, please see note 25 of Nexa’s condensed consolidated interim financial Statements as of March 31, 2020.

For the period ended on June 30, 2020 the Company assessed whether there have been any new impairment indicators that would require an additional impairment assessment of its non-current assets and concluded that there have been no changes in the circumstances, in comparison to those defined in March, that would indicate an additional impairment loss.

26	Events after the reporting period

(a)	BNDES new Loan agreement

The Company, through one of its subsidiaries, entered into a new loan agreement of up to R$750 million, or approximately up to US$140 million, with the Brazilian Economic and Social Bank (“BNDES”). The proceeds will be used to finance the Aripuanã project.

The new loan agreement matures in 2040, its average annual interest rate is TLP plus 3.39% and has guarantees from Nexa Brazil and Nexa. Over the course of the year, Nexa expects to disburse an amount proportional to the completion curve of the project, depending on the satisfaction of all precedent conditions, with the remaining amount in 2021.

(b)	Unwinding of derivative financial instruments

On July 02, 2020, the Company unwound two derivative financial instruments to mitigate the exposure to the foreign currency risk associated with changes in the Brazilian real exchange rate:

- Collars, which were contracted in November 2018; and

- A cross-currency swap, which was contracted jointly with a NCE in November 2019.

As a result of this transaction, Nexa expended USD 12,526 and realized a profit of USD 16,217, respectively, resulting in net proceeds of USD 3,691 to the Company.

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